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10027481

ES
E COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Midwest Financial and Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Curtiss Street
(No. and Street)

Downers Grove	IL	60515
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Kimberly L. Wall (708) 453-5180
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, DAVID J. TAYLOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David J Taylor

Signature

CEO

Title

Nancy Owens

Notary Public

"OFFICIAL SEAL"
NANCY M. OWENS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/6/2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
FINANCIAL STATEMENTS
December 31, 2009

CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of Midwest Financial and Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Midwest Financial and Investment Services, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2010

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	1,319,759
Due from affiliate		100,000
Accounts receivable		25,772
Premises & equipment, net of accumulated depreciation of $9,085		12,866
Prepaid expenses		24,207
Deferred tax asset, net		14,960
Total assets	$	1,497,564
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to Ultimate Parent	$	206,131
Accrued expenses		45,552
Total liabilities		251,683
Stockholder's equity		
Common stock - $1 par value, 5,000 shares authorized, issued, and outstanding		5,000
Additional paid-in capital		80,342
Retained earnings		1,160,539
Total stockholder's equity		1,245,881
Total liabilities and stockholder's equity	$	1,497,564

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2009

REVENUE		
Commission income	$	1,141,731
Interest and dividend income		98
Total revenue		1,141,829
EXPENSES		
Employee compensation and benefits		783,947
Professional services		150,865
Occupancy & equipment		103,756
Other expenses		152,798
Total expenses		1,191,366
LOSS BEFORE INCOME TAXES		(49,537)
Benefit from income taxes		(19,226)
NET LOSS	$	(30,311)

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2009	$ 5,000	$ 73,377	$ 1,190,850	$ 1,269,227
Stock-based compensation	-	6,965	-	6,965
Net loss	-	-	(30,311)	(30,311)
Balance, December 31, 2009	$ 5,000	$ 80,342	$ 1,160,539	$ 1,245,881

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(30,311)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		5,536
Allocation of unearned stock based compensation		6,965
Deferred taxes		(3,503)
Changes in assets and liabilities		
Accounts receivable		66,233
Prepaid expenses		400
Payable to Ultimate Parent		(13,906)
Accrued expenses		(98,951)
Net cash used in operating activities		(67,537)
Decrease in cash and cash equivalents		(67,537)
Cash at beginning of year		1,387,296
Cash at end of year	$	1,319,759
Supplemental disclosures		
Cash paid during the year for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Midwest Financial and Investment Services, Inc. ("the Company") is a registered bank-affiliated securities broker-dealer and registered investment advisor. The Company is a wholly-owned subsidiary of Midwest Bank and Trust Company (the "Parent"). Midwest Bank and Trust Company is a wholly-owned subsidiary of Midwest Banc Holdings, Inc (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company operates a general securities business as an introducing broker-dealer. The area served by the Company is the Chicago metropolitan area. The Company holds neither customer accounts nor customers' securities.

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Commission Income: Securities transactions and related income and expense are recorded on a trade date basis.

Income Taxes: The Company is included in the consolidated federal and state income tax returns filed by the Ultimate Parent. The Company provides for income taxes on a separate return basis and remits to the Ultimate Parent amounts determined to be currently payable.

Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with the terms of the tax sharing agreement with the Ultimate Parent, all current taxes are due to the Ultimate Parent and unpaid amounts are recorded in the payable to Ultimate Parent on the statement of financial condition.

The Company applies the authoritative guidance on accounting for and disclosure of uncertain tax positions, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more-likely-than-not," (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current year.

This guidance requires the Company to analyze all open tax years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Years that remain subject to examination include federal from 2006 to present and Illinois from 2006 to present. Certain of the Ultimate Parent's returns are currently under audit. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken in the preparation of the Company's tax returns and concluded that this guidance did not have an effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents: Cash and cash equivalents includes cash and money market funds with maturities under 90 days.

Furniture and Equipment: Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 5 to 7 years.

Stock-Based Compensation: The Company measures and records stock-based compensation expense in accordance with the authoritative guidance for stock compensation. The Ultimate Parent allocates stock-based compensation expense determined in accordance with that guidance to the Company for stock-based awards granted to the employees of the Company.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2009 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

The following table presents securities owned at fair value as of December 31, 2009:

Description	December 31, 2009	Quoted Prices or Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 484,744	$ 484,744	$ -	$ -
Total	$ 484,744	$ 484,744	$ -	$ -

Management estimates the carrying value of all other financial instruments recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature or bear interest at current market rates.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

The Parent, provided various services, including certain employee compensation and office space, to the Company during 2009. The cost of those services was $217,770, and is included in the statement of operations.

At December 31, 2009, the Company has a deposit account at the Parent in the amount of $812,283.

The Company has satisfied collateral requirements with a clearing broker by obtaining a guaranty in the amount of $25,000 from its parent.

NOTE 4 - INCOME TAXES

The benefit from income taxes consists of the following:

Current federal	$	(12,592)
Current state		(3,131)
Deferred federal		(3,103)
Deferred state		(400)
	$	(19,226)

There is no significant difference between the income tax expense recorded and the amount computed at the statutory rate of 35%. At December 31, 2009, the Company has a net deferred tax asset of $14,960. The significant component relates primarily to stock based compensation expense. The Company has concluded that it is more likely than not that the deferred tax asset will be realized, and therefore, no valuation allowance is required.

NOTE 5 - STOCK BASED COMPENSATION

The Company's employees participate in the Ultimate Parent's Stock and Incentive Plan (the "Plan"). The Company records its allocated share of the Ultimate Parent's stock-based compensation costs. The Plan authorizes a total of 3,900,000 shares for issuance and only restricted shares have been granted to employees of the Company. The restricted share grants vest over various time periods not exceeding five years. Compensation expense for the restricted shares equals the market price of the related stock at the date of grant and is amortized on a straight-line basis over the vesting period assuming certain performance targets are met when applicable. All restricted shares had a grant-date fair value equal to the market price of the underlying common stock at date of grant. The Company's stock-based compensation cost was $6,965 for the year ended December 31, 2009.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under this rule, the Company is required to maintain minimum net capital equivalent to $50,000. The Company's net capital was $1,058,381 and its ratio of aggregate indebtedness to net capital was 0.24 to 1 at December 31, 2009.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 23, 2010, which is the date the financial statements were available to be issued, and did not identify any subsequent events which would require disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total stockholder's equity	$	1,245,881
Deductions for nonallowable assets and other charges		
Nonallowable assets		
Due from affiliate		(100,000)
Accounts receivable		(25,772)
Premises & equipment		(12,866)
Prepaid expenses		(24,207)
Deferred tax asset, net		(14,960)
Total nonallowable assets		(177,805)
Net capital before haircuts on securities (tentative net capital)		1,068,076
Haircuts on securities		
Money market fund		(9,695)
Net capital		1,058,381
Net capital requirement		50,000
Excess net capital	$	1,008,381
Aggregate indebtedness		
Items included in statement of financial condition		
Payable to Ultimate Parent	$	206,131
Accrued expenses		45,552
Total aggregate indebtedness	$	251,683
Ratio: Aggregate indebtedness to net capital		0.24

There are no differences between the amounts presented above and the amounts presented in the amended unaudited December 31, 2009, FOCUS Part IIA Filing.

The Company is not required to compute the reserve requirements under Rule 15c 3-3 of the Securities and Exchange Commission or to include information relating to the possession or control requirements under Rule 15c 3-3 because the Company is an introducing broker and promptly remits all customer funds and securities to the clearing broker who carries the accounts of such customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Midwest Financial and Investment Services, Inc.:

In planning and performing our audit of the financial statements of Midwest Financial and Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2010

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2009

This report is filed pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934 as a Public Document.